TRANSPERFECT

City of New York, State of New York, County of New York

I, Artem Furman, hereby certify that the document, "Appendices A to J, L and N to Q of the mining agreement between Peal Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. dated September 15, 2009." is, to the best of my knowledge and belief and within the given parameters, a true and accurate translation from Spanish to English.

Artem Furman

February 6, 2014